SHEARMAN & STERLING LLP

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[redacted]

08004707

SUPPL

September 1, 2008

Rule 12g3-2(b) File No. 82-35118

SEC Mail
Mail Processing
Section

SEP 02 2008

Washington, DC
106

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Dai Nippon Printing Co., Ltd.
Rule 12g3-2(b) File No. 82-35118

The enclosed documents, as identified in Exhibit A attached hereto, are being furnished to the Securities and Exchange Commission on behalf of Dai Nippon Printing Co., Ltd. pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact me at +81-3-5251-1601 if you have any questions or requests for additional information.

Very truly yours,

Masahisa Ikeda

Enclosures
MI/KN/ms

PROCESSED
SEP 05 2008
THOMSON REUTERS

Exhibit A

Documents for which English Versions are Readily Available

Documents Disclosed Pursuant to Timely Disclosure Regulations of the Tokyo Stock Exchange and Osaka Securities Exchange:

1. "Announcement with Respect to Open-Market Repurchase of the Company's Shares and Completion thereof (Under the Provisions of its Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Company Law of Japan)", as filed with the Tokyo Stock Exchange and Osaka Securities Exchange on June 24, 2008

   (Exhibit A-1)

Press releases:

1. Press release dated June 24, 2008, "DNP to put Cell Pattern Culture Substrate on a Commercial Footing Marketing Activities Targeting Medical and Research Institutions from July"

   (Exhibit A-2)

2. Press release dated July 1, 2008, "DNP and DNP Digitalcom to Commence Hosting Service Using *'Green Power'*"

   (Exhibit A-3)

3. Press release dated July 8, 2008, "DNP Develops Mincho Font Which is Easy on the Eyes and Easy to Read"

   (Exhibit A-4)

4. Press release dated July 11, 2008, "DNP and MMF Host *'Learn More About France: French History Quizzes'*"

   (Exhibit A-5)

5. Press release dated July 16, 2008, "DNP to Establish DNP FOTOLUSIO Integrates three Digital Photo Print Businesses"

   (Exhibit A-6)

Exhibit A-1

June 24, 2008

DAI NIPPON PRINTING CO., LTD.
Yoshitoshi Kitajima
President
(Stock Code Number: 7912,
First Section of TSE and OSE)

CONTACT:
Kazuo Doi
(General Manager of
Securities Department)
Phone: +813-5225-8341

Announcement with Respect to Open-Market Repurchase of the Company's Shares and Completion thereof (Under the Provisions of its Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Company Law of Japan)

Tokyo –June 24, 2008 – Dai Nippon Printing Co., Ltd. (the "Company") has repurchased its own shares at the open-market on the Tokyo Stock Exchange, under Article 156, as applied pursuant to Article 165, Paragraph 3 of the Company Law, as follows.

The Company has completed the repurchase of the Company's shares pursuant to the resolution at its meeting of the Board of Directors held on February 8, 2008.

Details of Repurchase

1. Class of shares repurchased	Common stock of the Company
2. Period of share repurchase	From June 2, 2008 to June 23, 2008
3. Aggregate number of shares repurchased	5,456,000 shares
4. Aggregate price of shares repurchased	¥8,705,725,000
5. Method of repurchase	Open-market repurchase on the Tokyo Stock Exchange

(For Reference) Details of repurchase as resolved at the meeting of the Board of Directors held on February 8, 2008

• Class of shares to be repurchased	Common stock of the Company
• Aggregate number of shares to be repurchased	Up to 25 million shares [3.73% of the total issued and outstanding shares (excluding treasury stock)]
• Aggregate price of shares to be repurchased	Up to ¥50 billion
• Period of shares repurchase	From February 12, 2008 to June 30, 2008
• Method of repurchase	Open-market repurchase on the Tokyo Stock Exchange

Total number of the Company's shares repurchased by the Company, after the above resolution of the Board of Directors and until June 23, 2008

• Aggregate number of shares repurchased	25,000,000 shares
• Aggregate price of shares repurchased	¥40,220,458,000

DNP News Release

Exhibit A-2

June 24, 2008

DNP to put Cell Pattern Culture Substrate on a Commercial Footing Marketing Activities Targeting Medical and Research Institutions from July

[go to Japanese release]

Dai Nippon Printing Co., Ltd. (DNP) has developed a cell culture substrate for use by medical and research institutions which facilitates the stable culture of various cell patterns. DNP is the first company in Japan to put cell culture substrates on a commercial footing, and marketing activities will commence from July.

[Developmental Background]

In medical and healthcare related basic research using cells, in order to obtain reliable data, substrates are necessary to cultivate the same patterns or cells on an individual basis. To date, nobody has succeeded in marketing instrument capable of the pattern culture of cells in a micro-region with a scope of just a few microns. DNP has aspired to apply in the bio area, the expertise it has long nurtured in printmaking and plating technology used in printing, and has, since 2002, engaged in surveys and R&D related to the cell pattern culture. As a result, the company is pleased to announce the successfully development and commercialization of a cell culture substrate allowing clients to form arbitrary patterns on the surface of a glass substrate, which we will market.

[About DNP's Cell Pattern Culture Substrate]

*** Principal**

Patterns are formed on the surface of the glass from regions where cells settle, and those where they do not. When cultivating cells on this glass substrate cells will take root and reproduce only in the regions where cells have settled.

***Features**

The product is structured as thin glass substrate with cultivation patterns formed on the surface, attached to the underside of a Petri dish 35mm in diameter, in which holes have been opened. This makes it possible to view the glass substrate under a standard microscope.

- Patterns, including lines and dot formats may be designed at will. As cells reproduce uniformly in line with the pattern on a single substrate, it is easy to obtain highly reliable data, and possible to assess the cultivation of many cell types, or cellular behavior under multiple conditions.
- The product to be newly marketed already has a track record in the

cultivation of a variety of cell types (for example, endocapillary cells in humans, and human dermal fibroblast) used at medical institutions, and fulfills such basic product conditions as preservation stability and sterility.


Cell culture substrates


Microscope photograph of cells cultivated via bio-culture

[Forward Looking Events]

DNP aims for 200 million yen from sales of the product by the year ending March 31, 2013. Through the commercialization of the product, DNP aims to create links with various medical and research institutions, gather intelligence on further market needs, and in the future to participate in the field of regenerative medicine (with applications including cell treatment and tissue treatment).

The product will be displayed at the DNP booth at the "7th International Bio Forum & Bio Expo Japan hosted at TOKYO BIG SIGHT from July 2.

* Product price, specification and service content listed in this news release are as of time of going to press. This data may change without notice. We apologize for any inconvenience.

For more information please contact : contact form

[News Release Index]

DNP

News Release

Exhibit A-3

July 01, 2008

DNP and DNP Digitalcom to Commence Hosting Service Using "Green Power"

[go to Japanese release]

DNP Digitalcom Co., Ltd (DNP Digitalcom,) a wholly owned subsidiary of Dai Nippon Printing Co., Ltd. (DNP) engaged in electronic media planning, has adopted the "Green Power Certification System" offered by Japan Natural Energy Company Limited (JNEC). As a result, DNP and DNP Digitalcom will from July 1 launch a hosting service using "Green Power," for client companies, which is engaged in the integrated management of company websites from planning and production through hosting and operational management.

[Background]

In recent years we have witnessed a sharp increase in electricity consumption by server equipment, in line with the expansion of net-based businesses, and reducing that consumption has become an issue against the backdrop of a full scale global movement to reduce CO_2 emissions in order to prevent global warming. As part of its CO_2 reduction efforts, DNP has adopted the "Green Power Certification System" offered by JNEC, and has already introduced an annual 1 million kWh of "Green Power." The "Green Power Certification System" trades such natural energy based power, as wind power, solar power, biomass and hydro-power, in the form of "Green Power Certificates," and acquiring the certificates is one way of contributing to the spread of natural energy. DNP Digitalcom has moved to adopt the "Green Power Certification System" in order to further promote power consumption and CO_2 emission reduction efforts by switching the equipment used with the server hosting service to energy saving models.

DNP and DNP Digitalcom will promote the adoption of this service to clients using existing hosting systems along with new clients, aiming to boost green power levels of server hosting service.


DIGITALCOM
Green Power

Explanatory notes promoting the use of green power under DNP Digitalcom specifications.

[Service Summary]

DNP Digitalcom has signed a new agreement with JNEC to license the generation of 300,000 kWh in natural energy using biomass and wind power, and will launch a hosting service using green power. As a result, websites using this new service will be deemed to be operated under green power, making it possible for them to promote their carbon offset activities. For example, in instances where multiple companies use this service via a shared course, power consumption over the period of a single year will be 486 kWh, with a CO_2 reduction effect of approximately 158.7 kg (*1,) equal to the amount of CO_2 absorbed by 11.2 (*2) cedar trees.

[Cost (exclusive of tax)]

DNP will be responsible for marketing activities. Costs shall be calculated by adding green power hosting service fees to the basic hosting fees. Green power hosting service fees shall include development costs for the green power explanatory page.

Course Type	Start up costs			Operating costs		
	Basic hosting	+	Green power hosting	Basic hosting	+	Green power hosting
Shared course	JPY 20,000	+	JPY 50,000	JPY 1 million/year	+	JPY 35,000/year
Dedicated course	-	+	JPY 50,000	JPY 3 million/year	+	Separate estimate

Campaign course	-	+	JPY 65,000	JPY 35,000/year	+	JPY 5,000/year

A variety of other courses are available upon request.
Website planning and production fees shall be levied separately.

[Forward Looking Events]
DNP and DNP Digitalcom will promote this service to existing client companies along with new clients, aiming for orders from 100 companies in the year ending March 31, 2009. The two companies will promote this service to all client companies by the year ending March 31, 2012.

DNP

Head quarters	:	1-1-1, Ichigaya-Kagacho, Shinjuku-ku, Tokyo, Japan
Paid in capital	:	¥114,464 million
President	:	Yoshitoshi Kitajima
URL	:	http://www.dnp.co.jp/index_e.html

DNP Digitalcom

Head quarters	:	3-5-20, Nishigotanda, Shinagawa-ku, Tokyo, Japan
Paid in capital	:	¥100 million (DNP 100%)
President	:	Ryota Chiba
URL	:	http://www.dnp-digi.com/ (This site is available in Japanese only)

JNEC

Head quarters	:	3-1-6, Nihonbashi-muromachi Chuo-ku Tokyo Japan
Paid in capital	:	¥395 million
President	:	Harunori Mino
URL	:	http://www.natural-e.co.jp/english/

*1 Electricity CO_2 emission factor
Some 0.339 kg of CO_2 is emitted per 1kWh. Based on TEPCO CO_2 emission factor (FY 2006 results)

*2 CO_2 absorption by cedar trees
A standard of 14 kg per tree per year.

* This service is offered in Japan, only.
* Product price, specification and service content listed in this news release are as of

time of going to press. This data may change without notice. We apologize for any inconvenience.

For more information please contact : contact form

[News Release Index]

DNP

News Release

Exhibit A-4

July 08, 2008

DNP Develops Mincho Font Which is Easy on the Eyes and Easy to Read

Uses Seen in Subtitles and Printing

[go to Japanese release]

Dai Nippon Printing Co., Ltd. (DNP) has taken the uniquely developed "Shueitai" (*1) font, added greater thickness to the lateral lines to increase visibility, and has developed the universal design oriented "Shueitai Yokobuto Mincho" font. This development is part of a project, known as the "Great Heisei Recutting (*2)," which we have been engaged upon since January 2006, and involves the digitalization of the "Shueitai" font. DNP has worked on revising this font so as to bring out its inherent characteristics, which include being pleasing to the eye and easy to read, even with images or printed materials aimed at the elderly or those with reduced vision.

[Shueitai Yokobuto Mincho Font]

Mincho (Ming Typeface) is the most frequently used font in printed materials in Japan. Compared to the vertical lines of the Chinese characters in mincho style, however, the lateral lines are thinly drawn, making for low visibility in some environments. This has led to the problem of being difficult to see, particularly when used alongside television images, or when those with reduced vision, such as the elderly, read the font in printed materials. DNP has once again risen to the challenge, by taking the mincho style of DNP original font family "Shueitai" to add greater thickness to the lateral lines and increase visibility, to develop the "Shueitai Yokobuto Mincho" font. The vertical lines have not been changed, and by leaving in place the overall accentuation on the character rendered with the final stroke, manages to highlight the elegant flow of Japanese phonetic kana script, and the contrast in thickness when writing with a brush, all of which combines to increase visibility without losing any of the taste of the mincho font.

In developing the new font, we conducted display tests using high vision and standard image data, and printing tests using font sizes of 16 to 24 point, anticipating uses in large type books, before setting the optimum thickness for printing lateral strokes at approximately 1.8 times the thickness of existing "Shueitai."

秀英ゴシック（参考）

三本の良い活字

秀英横太明朝B

三本の良い活字

秀英太明朝（参考）

三本の良い活字

above : Shueitai Gothic (ref.)
middle : Shueitai Yokobuto Mincho B
below : Shueitai Mincho Bold (ref.)

[Examples]

1, Subtitles

We are seeing an increased demand for subtitles, which apart from credits and Japanese subtitles used with image contents, including television, moving web images and DVD software also includes examples of televised text of performers' words of explanation of underlying story lines for the hearing challenged. The thinly drawn line in mincho, however, tends to blink or flitter on the screen, and gothic has been the font of choice to date. The boldly drawn lateral lines of "Shueitai Yokobuto Mincho" help restrain blinking or flittering, making it possible to give expression to mincho in easy to read subtitles.

2, High Visibility Printed Materials

We are seeing the increased supply of print publications and books using big characters, in line with the development of the silver society in Japan, along with such activities as the spread of super sized school text books for children with weak eyesight, and the popularization of activities in answer to the desire to read and acquire knowledge, which transcend issues of age, sickness or disability. With "Shueitai Yokobuto Mincho" it is possible to see the characters more easily than with the original mincho, and as the new font maintains the atmosphere of mincho, there is no sense of incongruity when reading contents which would have originally been expressed in gothic, and as a result "Shueitai Yokobuto Mincho" is the optimum font for large print books.

[Forward Looking Events]

DNP will launch this project with approximately 9,000 characters (*3,) planning to boost that number to approximately 20,000 characters by 2009. The company will initially use "Shueitai Yokobuto Mincho" with images and print

media produced by the DNP Group, advancing these activities while referring to visibility assessments from those who are sight challenged and senior citizens, and aims to offer the font on an external basis in the future as we work towards its broader dissemination and usage.

The company will exhibit this new font at the DNP booth at the "15th Tokyo International Book Fair," to be held at TOKYO BIG SIGHT from July 10 to July 13, 2008.

*1: Shueitai is an original font family developed by DNP. Our lineup includes Shueitai Mincho and Shueitai Gothic fonts.

*2: Great Heisei Recutting: A development project DNP has undertaken since January 2006 involving the digitalization of the Shueitai font. This includes revising existing digital fonts, the digitalization of fonts in the era of hot type, and development of new fonts.

*3: Approximately 9,000 characters: These are Adobe-Japan 1-3 compatible characters, while the figure of approximately 20,000 characters refers to Adobe-Japan 1-5 compatible characters.

* Product price, specification and service content listed in this news release are as of time of going to press. This data may change without notice. We apologize for any inconvenience.

For more information please contact : contact form

[News Release Index]

DNP

News Release

Exhibit A-5

July 11, 2008

DNP and MMF Host "Learn More About France : French History Quizzes"

An Exhibition making Use of Digital Pens

[go to Japanese release]

Dai Nippon Printing Co. Ltd. (DNP) will host an exhibition making use of digital pens (*) at the Maison des Musées de France (MMF) in Tokyo between July 11 and August 31 entitled "Learn more about France : French history quizzes."

[Outline of Learn More About France : French History Quizzes]
To coincide with the Bastille Day on July 14, DNP will host an exhibition and quiz event based around the theme of 18th century French history. Digital pens will be used to answer a quiz conducted throughout MMF facilities, taking their hint from the materials and publications, including those provided by Réunion des Musées Nationaux, which occupies the basement floor, and copper plate engravings from the third floor gallery. The contents of the exhibition are designed to have visitors become more closely acquainted with French history and culture in a fun way while participating in the event. All participants will receive a commemorative postcard.


クイズで知る

Digital pen and quiz answer sheet



Quiz participation image

[Quiz Event Using Digital Pens]
Digital pens are equipped with a function which instantly digitalizes and saves data entered on paper and forwards this data to nearby servers. DNP has been involved in the marketing of digital pens and dedicated paper, the proposing of operational improvement plans using digital pens and the development of peripheral systems since 2004, with practical applications including survey systems and attendance management.
Quiz participants receive a digital pen and dedicated answering sheet at the first floor entrance. Answering quiz questions with the help of a variety of hints and prompts available throughout the event space, and inputting the answers onto the dedicated paper using the digital pen results in the hand-written replies being digitalized, and the data stored in a memory housed in the digital

pen. By connecting the pen to a PC on the second floor of the event space via a USB, the data, including completed quiz replies stored in the pen' s memory, is transferred to the PC. Using this system it is possible to rapidly collate and analyze quiz reply data, and for quiz participants to print out their results on the spot in a format they can take with them when they leave.

[Outline of Quiz Event]

* Title	:	"Learn more about France : French history quizzes"
* Date, Time and Admission	:	Friday, July 11 to Saturday August 30 (Closed on Sundays and National holidays) 11:00 to 19:00 (Information center closed from 13:00 to 14:00) Free admission
* Venue	:	Maison des Musées de France (MMF) DNP Ginza Annex, 7.7.4 Ginza, Chuo-ku, Tokyo URL: www.museesdefrance.org Tel:03-3574-2380

(*) Anoto format digital pens
The digital pen DNP used in this system was developed by Anoto AB of Lund, Sweden, and is equipped with a function whereby a miniature camera mounted in the pen, photographs microscopic dot patterns printed on the dedicated paper, recording the type of paper and pen marks, and storing them in real time as digital data before forwarding this data to a PC or mobile phone.

* Product price, specification and service content listed in this news release are as of time of going to press. This data may change without notice. We apologize for any inconvenience.

For more information please contact : contact form
[News Release Index]

DNP

News Release

Exhibit A-6

July 16, 2008

DNP to Establish DNP FOTOLUSIO
Integrates three Digital Photo Print Businesses

[go to Japanese release]

Dai Nippon Printing Co., Ltd. (DNP) will integrate its three existing digital photo print businesses and establish a new company, with the aim of strengthening and expanding its digital photo print business. The new company will be known as DNP FOTOLUSIO Co., Ltd., and has a scheduled launch date of October 1.
The three companies to be integrated under the new company are DNP ID Imaging Co., Ltd, (DNP ID Imaging,) an ID photo business, DNP Photo Marketing Co., Ltd., (DNP Photo Marketing,) a company which markets photography-related goods and equipment, and DNP PrintRush Co., Ltd., (DNP PrintRush,) which markets self-service photo-printing kiosks. The operations of these three companies shall be transferred in their entirety to the new company, and business operations continued under the new framework.

[Background]
In the late 1980s, DNP commenced the manufacture and marketing of dye-sublimation thermal transfer media(*1,) including ink ribbons for color printers used to print out images photographed with digital cameras, and subsequently captured the top global share in this market. In 2005, DNP launched 'PrintRush' (*2,) a self-service photo-printing kiosk boasting high-speed printing at the rate of three seconds per sheet. The company also established DNP ID Imaging and DNP Photo Marketing in 2006 following the acquisition of a photo-related business from Konica Minolta Group, and offers a wide selection of digital print products along with a variety of related services. In order to promote its fully fledged participation in the expanding digital photo print business at both home and abroad, in January, DNP launched a new brand - "FOTOLUSIO" (*3) and has moved to consolidate and strengthen business.

[Objectives and Aims of the New Company]
Enhancing competitiveness and improving customer service under the FOTOLUSIO brand
By integrating the three aforementioned sales companies; DNP will use and expand the sales routes at each company, strengthen its lineup by unifying products and equipment, and enhance information gathering capacities aiming to boost competitiveness in addition to improving customer services under the new FOTOLUSIO brand.

[Overview of New Company]

Company Name	:	DNP FOTOLUSIO Co., Ltd.
Address	:	3-35-13, Yayoicho, Nakano-ku, Tokyo
Number of staff	:	220
President-Director	:	Yukitoshi Shimada
Sales offices	:	Tokyo, Osaka, Nagoya, Sapporo, Sendai, Hiroshima, Fukuoka

*1 Dye-sublimation thermal transfer media
A material used in the thermal transfer printing of digital images. Comprised of a three color - yellow, magenta and cyan - ink ribbon with a transparent overcoat layer and dedicated receiver paper. As the dyes are transferred to match the concentration of the image, it is possible to achieve smooth gradations, and reproduce high grade images of a similar quality to silver halide photographic prints. As it is also possible to perform high speed printing with high level durability, DNP is seeing a sharp pick up in the use of this new imaging material for digital cameras in home-use printers, along with kiosk terminals mainly in the area of ID photographs.

*2 'Print Rush'
A digital photo-printing system that facilitates the printing of images photographed with digital camera as and mobile phones, marketed by DNP PrintRush. Consumers can print out 89mm x 127mm photographs in a world beating three seconds per sheet then and there at self-service kiosk terminals. Terminals are available at consumer electronics mass merchandisers and DPE outlets throughout Japan.

*3 FOTOLUSIO
FOTOLUSIO is the new brand created by the DNP photo-related group. The name has been created from the combination of the words photograph and solution, while also evoking the image of "revolution." FOTOLUSIO is intended to symbolize the hopes and desires of DNP as it forges ahead with the creation of a new photographic world by applying the total combined strength of the company with the photo print technology and know how we have nurtured over many years.

* Product price, specification and service content listed in this news release are as of time of going to press. This data may change without notice. We apologize for any inconvenience.

For more information please contact : contact form

[News Release Index]

END